SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on November 12, 2012

1. Date, Time and Venue: On November 12, 2012, at 10 a.m., in the headquarter of the Company, located at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Director, therefore, the instatement and approval quora  were verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following resolutions were unanimously approved, without reservations, by all the directors in attendance:

4.1. Due to the expiration of the term of office, elect to be a member in the Company’s Investment Executive Committee, for the term of office to expire on November 12, 2014, Mrs. (i) Alceu Duilio Calciolari, Brazilian, married, Business administrator, bearer of the Identity Card RG No. 12.207.071 (SSP/SP), enrolled with the CPF/MF under No. 031.716.238-11; (ii) André Bergstein, Brazilian, married, electrical engineer, bearer of the Identity Card RG No. 04.368.099 (SSP/SP), enrolled with the CPF/MF under No. 010.995.487-48; (iii) Sandro Rogério da Silva Gamba, Brazilian, married, civil engineer, bearer of the Identity Card RG No. 24.885.811-7 (SSP/SP), and enrolled with CPF/MF under No. 153.803.238-47; (iv) Rodrigo Osmo, Brazilian, married, chemical engineer, bearer of identity card RG No. 25.254.176-5 (SSP/SP), enrolled with the CPF/MF under No. 268.909.818-04; and (v) Luiz Carlos Siciliano, Brazilian, married, Business administrator, bearer of the Identity Card RG No. 05.688.896-9 (SSP/SP), and enrolled with CPF/MF under No. 789.622.427-53, all of them with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor.

4.2. Due to the expiration of the term of office, elect to be a member in the Company’s Finance Executive Committee, for the term of office to expire on November 12, 2014, Mrs. (i) Alceu Duilio Calciolari, above qualified; (ii) André Bergstein, above qualified; and (iii) Fernando Cesar Calamita, Brazilian, married, Business administrator, bearer of the Identity Card RG No. 16.496.456 (SSP/SP), and enrolled with CPF/MF under No. 092.621.778-01, all of them with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor.

4.3. Due to the expiration of the term of office, elect to be a member in the Company’s Ethics Executive Committee, for the term of office to expire on November 12, 2014, Mrs. (i) André Bergstein, above qualified; (ii) Rodrigo   Ferreira Coimbra Pádua, Brazilian, married, Business administrator, bearer of the Identity Card RG No. 6.607.854 (SSP/SP), enrolled with CPF/MF under No. 955.129.696-68; (iii) Fernando Cesar Calamita, above qualified; (iv) Luiz Carlos Siciliano, above qualified; and (v) Norival Zanata Junior, Brazilian, married, auditor, bearer of Identity Card RG No. 19.766.793, enrolled with CPF/MF under No. 165.261.498-20, all of them with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer